Exhibit 99.2
The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary can assist you in completing this Letter of Transmittal (see the back page of this Letter of Transmittal for addresses and telephone numbers). Non-registered Shareholders (that is, Shareholders whose Shares are registered in the name of an Intermediary, such as a securities broker, financial institution, trustee or custodian, or in the name of a clearing agency (such as CDS) of which the Intermediary is a participant) should carefully follow the instructions that they receive from their Intermediary or contact such Intermediary for assistance in depositing their Shares.
LETTER OF TRANSMITTAL
FOR SURRENDER OF SHARES OF
INCO LIMITED
         This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany share certificates of Inco Limited (“Inco” or the “Company”) that are surrendered pursuant to the amalgamation (the “Amalgamation”) of Inco and Itabira Canada Inc. (“Itabira Canada”). The form of amalgamation agreement (the “Amalgamation Agreement”) is attached as Exhibit “C” to the Management Information Circular of the Company dated November 30, 2006 (the “Circular”) which accompanies this Letter of Transmittal. Prior to the Amalgamation, such share certificates represent common shares of Inco. Following the Amalgamation, except as set forth in the Circular, such certificates will represent the same number of Amalco Class A Redeemable Preferred Shares, which shares will be redeemed immediately by the Company for Cdn.$86.00 in cash. In either case, such shares are referred to in this Letter of Transmittal as the “Shares”.
      Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.
TO:       COMPUTERSHARE INVESTOR SERVICES INC., at its offices set out herein
AND TO: INCO LIMITED
      The undersigned represents and warrants that the undersigned owns the number of Shares represented by the Share certificate(s) described below and delivered herewith and that the undersigned has good title to the Shares represented by the Share certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority herewith to surrender the Shares. The following are the details of the enclosed certificate(s):
DESCRIPTION OF SHARES DEPOSITED
(If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Name(s) in which Registered
	(Please fill in exactly as name(s)	Number of Share(s) Represented by
Certificate Number(s)	appear(s) on certificate(s))	Certificate

TOTAL

      The above-listed Share certificate(s) are hereby delivered to you in connection with the redemption of Amalco Class A Redeemable Preferred Shares following the Amalgamation of Inco and Itabira Canada. The undersigned authorizes and directs Computershare Investor Services Inc. (“Computershare”) to issue the cheque(s) for the Consideration to which the undersigned is entitled in respect of the Shares represented by the above-listed Share certificate(s) pursuant to the Amalgamation Agreement and to mail the cheque(s) to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as the same appears on the share register maintained by Inco.
      In order to receive the Consideration, Shareholders (other than Dissenting Shareholders and Itabira Canada) must duly complete, execute and deliver to Computershare this Letter of Transmittal together with the certificate(s) representing Shares and such other additional documents as are set out in the Instructions below. If the Amalgamation is not completed, certificates delivered hereunder and all other ancillary documents will be returned to the undersigned in accordance with the Instructions given below.
      By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract in connection with the delivery of the Shares pursuant to the Amalgamation through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS
Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.
BLOCK A
PAYMENT INSTRUCTIONS
ISSUE CHEQUE IN THE NAME OF:
(Please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Social Insurance, Social Security Number or
Tax Identification Number)
BLOCK B
DELIVERY INSTRUCTIONS
SEND CHEQUE (UNLESS BLOCK C BELOW IS CHECKED), TO:
(Please print or type)
☐ Same as address in Block A or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Social Insurance, Social Security Number or
Tax Identification Number)
BLOCK C
SPECIAL PICK-UP INSTRUCTIONS

☐	Hold cheque for pick-up.
(Please check here if applicable)

BLOCK D
U.S. SHAREHOLDERS
(See Instruction 6)
A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Block B which is located within the United States or any territory or possession thereof or (B) a United States person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐	The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE FORM W-9 ATTACHED HERETO, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

SHAREHOLDER SIGNATURE
      By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 3 to this Letter of Transmittal):	Signature of Shareholder or Authorized Representative:

Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4 to this Letter of Transmittal)

Name of Guarantor (Please print or type)	Name of Shareholder or Authorized Representative (Please print or type)

Address of Guarantor (Please print or type)	Telephone number (business hours) of Shareholder or Authorized Representative

Social Insurance or Social Security Number or Tax Identification Number of Shareholder

Additional Signatures for Joint Shareholders (if required):

Dated:

Signature of Shareholder or Authorized Representative (see Instructions 2, 3 and 4 to this Letter of Transmittal)

Name of Shareholder or Authorized Representative (Please print or type)

Telephone number (business hours) of Shareholder or Authorized Representative

Social Insurance or Social Security Number or Tax Identification Number of Shareholder

INSTRUCTIONS
1.     Use of Letter of Transmittal

(a)	Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)	This Letter of Transmittal duly completed and signed, together with accompanying certificates representing the Shares, must be sent or delivered to Computershare at one of the addresses indicated on the back page of this Letter of Transmittal.

(c)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. Inco recommends that the necessary documentation be hand delivered to Computershare at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)	Inco reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(e)	Shareholders whose Shares are registered in the name of a securities broker, financial institution, trustee, custodian or other nominee should contact that nominee for assistance in surrendering those Shares.
2.     Signatures
      This Letter of Transmittal must be completed and signed by the holder of Shares or by such holder’s duly authorized representative (in accordance with paragraph 4 below of these Instructions).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such surrendered certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

(i)	such surrendered certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.
3.     Guarantee of Signatures
      If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Shares or if the payment is to be made in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to Computershare (except that no guarantee is required if the signature is that of an Eligible Institution).
      An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.     Fiduciaries, Representatives and Authorizations
      Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Inco, Itabira Canada or Computershare, at their discretion, may require additional evidence of authority or additional documentation.
5.     Delivery Instructions
      If any cheque(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register of Inco. Any cheque(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.
6.     U.S. Shareholders and Form W-9
      United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for shares must provide the Depositary with his correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.
      To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the “Form W-9” set forth in this document, which requires such holder to certify under penalties of perjury: (i) that the TIN provided is correct (or that such holder is awaiting a TIN); (ii) that the holder is not subject to backup withholding because: (a) the holder is exempt from backup withholding; (b) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (iii) that the holder is a U.S. person (including a U.S. resident alien).
      Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must complete Form W-9, check the “Exempt from backup withholding” box on such form, and sign and date the form. See the instructions in the attached Form W-9 for additional instructions.
      If Shares are held in more than one name or are not in the name of the actual owner, consult the instructions in the attached Form W-9 for information on which TIN to report.
      If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the instructions in the attached Form W-9 for instructions on applying for a TIN; (ii) write “Applied For” in the space for the TIN in Part 1 of the Form W-9; and (iii) sign and date the Form W-9 attached to this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.
      If the Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for U.S. federal income tax purposes, such holder will instead need to submit a properly completed IRS Form W-8 BEN Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, signed under penalty of perjury. A copy of IRS Form W-8 BEN is set forth in this document.

      A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 ATTACHED TO THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, AN IRS FORM W-8 BEN, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE REDEMPTION OF THE AMALCO CLASS A REDEEMABLE PREFERRED SHARES.
7.     Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of the Letter of Transmittal may be obtained from Computershare at its respective addresses set out below.

(e)	Any questions should be directed to Computershare at 1-866-612-8058 or by e-mail to corporateactions@computershare.com.
8.     Lost Certificates
      If a certificate representing Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to Computershare. Computershare (Depositary) and/or CIBC Mellon Trust (Transfer Agent) will assist in making the necessary arrangements (which may include delivery of an affidavit of loss and a surety bond) for payment of the Consideration in accordance with the Amalgamation. The Shareholder should ensure that suitable contact information is provided herein so that the Depositary and/or the Transfer Agent may contact the Shareholder.
9.     Privacy Notice
      The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a Privacy Code relating to information practices and privacy protection. It is available at www.computershare.com, or by writing the Depositary at the addresses indicated on the back page of this Letter of Transmittal. The Depositary will use the information provided on this form in order to process the undersigned Shareholder’s request and will treat the Shareholder’s signature(s) on this form as such Shareholder’s consent to the above.
10.     Assistance
      The Depositary or your securities broker, financial institution, trustee, custodian or other nominee can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers of the Depositary).

Form **W-9**
(Rev. November 2005)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type
See **Specific Instructions** on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/ Sole proprietor ☐ Corporation ☐ Partnership ☐ Other ▶ .... ☐ Exempt from backup withholding

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note: If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

or

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

Sign Here | **Signature of U.S. person ▶** | **Date ▶**

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee.

In 3 above, if applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

For federal tax purposes, you are considered a person if you are:

An individual who is a citizen or resident of the United States,

A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or

Any estate (other than a foreign estate) or trust. See Regulations sections 301.7701-6(a) and 7(a) for additional information.

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,
- The U.S. grantor or other owner of a grantor trust and not the trust, and
- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Form W-9 (Rev. 11-2005) Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see *Exempt From Backup Withholding* on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. **Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.** You must give your correct TIN, but you do not have to sign the certification.

2. **Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.** You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. **Real estate transactions.** You must sign the certification. You may cross out item 2 of the certification.

4. **Other payments.** You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. **Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions.** You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or single-owner LLC	The owner[3]

For this type of account:	Give name and EIN of:
6. Sole proprietorship or single-owner LLC	The owner[3]
7. A valid trust, estate, or pension trust	Legal entity[4]
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2 Circle the minor's name and furnish the minor's SSN.

3 You must show your individual name and you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, IRS encourages you to use your SSN.

4 List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules regarding partnerships* on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Form **W-8BEN**
(Rev. February 2006)
Department of the Treasury
Internal Revenue Service

► **Section references are to the Internal Revenue Code.** ► **See separate instructions.**
► **Give this form to the withholding agent or payer. Do not send to the IRS.**

OMB No. 1545-1621

Do not use this form for:	**Instead, use Form:**
• A U.S. citizen or other U.S. person, including a resident alien individual	W-9
• A person claiming that income is effectively connected with the conduct of a trade or business in the United States	W-8ECI
• A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
• A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)	W-8ECI or W-8EXP

Note: *These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.*

• A person acting as an intermediary	W-8IMY

Note: *See instructions for additional exceptions.*

Part I Identification of Beneficial Owner (See instructions)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of beneficial owner: ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate. | Country (do not abbreviate)

5 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate. | Country (do not abbreviate)

6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

Part II Claim of Tax Treaty Benefits (if applicable)

9 **I certify that (check all that apply):**

a ☐ The beneficial owner is a resident of .... within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e ☐ The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10 **Special rates and conditions** (if applicable — see instructions): The beneficial owner is claiming the provisions of Article .... of the treaty identified on line 9a above to claim a ....% rate of withholding on (specify type of income): ....

Explain the reasons the beneficial owner meets the terms of the treaty article: ....

Part III Notional Principal Contracts

11 ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is **not** effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

1 I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,

2 The beneficial owner is not a U.S. person,

3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner's share of a partnership's effectively connected income, **and**

4 For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here ► Signature of beneficial owner (or individual authorized to sign for beneficial owner) | Date (MM-DD-YYYY) | Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 25047Z Form **W-8BEN** (Rev. 2-2006)

The Depositary is:
COMPUTERSHARE INVESTOR SERVICES INC.

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7025	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, ON M5C 2T1	Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
Toll Free (North America): 1-866-612-8058
Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com
Any questions and requests for assistance may be directed by holders of Shares to the Depositary at the telephone numbers and addresses set out above. Shareholders may also contact their securities broker, financial institution, trustee, custodian or other nominee for assistance.